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                                  June 17, 2005

Mark P. Shuman, Branch Chief
Daniel Lee, Staff Attorney
United States Securities and
    Exchange Commission
Division of Corporation Finance
Washington, DC  20549

        RE:    CORILLIAN CORPORATION
               REGISTRATION STATEMENT ON FORM S-4 FILED MAY 12, 2005 FILE NO. 333-124848

               FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
               FILE NO. 0-29291

               INTELIDATA TECHNOLOGIES CORPORATION
               FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004, AS AMENDED FILE NO. 0-21685

Gentlemen:

        On behalf of Corillian Corporation, we enclose Amendment No. 1 to its Registration Statement on Form S-4. The Amendment, together with this letter, responds to the comments made by the staff in your letter of June 10, 2005. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to Amendment No. 1, unless otherwise noted. We have included a marked copy, which shows changes from the Registration Statement, as originally filed, to the Amendment.

CORILLIAN CORPORATION
REGISTRATION STATEMENT ON FORM S-4
LETTER TO STOCKHOLDERS OF INTELIDATA

        1. Please provide the exchange information with respect to a more recent practicable date than March 31, 2005. Other than with respect to outstanding options, please also advise us whether you or InteliData envision the occurrence of any reasonable event between now and the closing of the merger which would result in a material increase or decrease in the number of shares of InteliData common stock outstanding.

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June 17, 2005
Page 2

        RESPONSE TO COMMENT NO. 1:

        The Company has revised the disclosure in the Letter to Stockholders of InteliData, on the cover page to the Proxy Statement/Prospectus and on pages iv, 3 and 57 to provide for an exchange ratio that will be based on the date of the Proxy Statement/Prospectus. The Company does not expect a material increase or decrease in the number of shares of InteliData common stock prior to closing and has stated this belief on page 57.

        2. Please disclose the economic purpose and effect the parties sought to achieve by using the number 4,918,032.78689 to compute the share exchange ratio. For example, was this number selected to ensure that InteliData holders would receive an agreed-upon percentage of Corillian's equity? It does not appear necessary or informative to investors to recite this number or the arithmetical formula on the cover page. Please revise the description of what shareholders will receive to state the aggregate price to be paid to the InteliData shareholders, and disclose more clearly the minimum amount of cash and the minimum amount of stock that an InteliData holder should expect to receive if the merger is completed.

        RESPONSE TO COMMENT NO. 2:

        The Company has revised the disclosure in the Letter to Stockholders of InteliData and on pages 3 and 57 to explain the economic purpose intended by using 4,918,032.786689 shares to compute the share exchange ratio. The Company has deleted the arithmetical formula from the discussion of the merger consideration and included the aggregate price to be paid to InteliData stockholders in the Letter to Stockholders of InteliData, on the cover page to the Proxy Statement/Prospectus and on pages 3 and 57. The exchange ratio in the Letter to Stockholders of InteliData and elsewhere in the Registration Statement reflect the minimum combined cash and stock that the Company expects an InteliData shareholder to receive if the merger is completed. In addition, on page 57, the Company has included a more detailed discussion of the consideration that an InteliData stockholder could expect to receive.

        3. Provide a cross-reference to a discussion in the summary that discloses the potential impact of changes in the parameters that may change the cash and stock payments received by each holder. This information would be most useful if presented in tabular form, showing deviations from a base case you select using assumptions you describe, as a result of a reasonable range of fluctuations in the parameters. Use a market price as of the most recent practicable date in computing the effect of options on the merger consideration. Also, disclose the impact of changes in the market price on the
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June 17,  2005
Page 3

merger consideration. You may wish to present this information on a per share or an a per 100 shares basis. If the changes in contingency reserve, option exercises or other amounts would not materially affect the minimum amounts of cash or stock that shareholders should expect to receive, please indicate this.

        RESPONSE TO COMMENT NO. 3:

        The Company has included a cross-reference in the Letter to Stockholders of InteliData to the detailed discussion of the merger consideration and the variances that could occur between the date of the Proxy Statement/Prospectus and the closing of the merger. Because material fluctuations are not likely, the Company has included this information in the more detailed discussion and not the summary. In addition, the Company has included a statement that the disposition of options will not materially affect the combined stock and cash consideration that InteliData stockholders can expect to receive in the Letter to Stockholders of InteliData, on the cover page to the Proxy Statement/Prospectus and on pages iv, 3 and 57.

        There are no other contingencies that will affect the merger consideration to be paid by the Company; the contingencies referred to in the Registration Statement, as originally filed, have been resolved, and the resolution has been factored into the aggregate and per share cash consideration.

        As now discussed on page 57, the effect of variations in the treatment of the options from the base case presented are not expected to have a material adverse effect on the aggregate value of merger consideration. If the out-of-the-money options were unexpectedly exercised, the aggregate merger consideration would increase - i.e., the merger consideration per share would decrease as a result of more shares being outstanding, but that would be more than offset by an increase in the cash portion of the merger consideration.

        If the Company's stock price decreases, causing more options to be out-of-the-money, then in almost all cases the combined per share merger consideration would also increase - i.e., the merger consideration per share would increase as a result of fewer shares being outstanding, and the payment by InteliData to have the options cancelled would almost always be less than the value of the share increase. (The only exception is if options were out-of-the-money by $0.01. In that case, InteliData would be required to pay the agreed upon $0.02 per share for cancellation of the option, causing an immaterial reduction of aggregate merger consideration).

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June 17, 2005
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        Finally, an increase in the Company's stock price is not expected to affect the per share merger consideration unless it increases from $3.39 on June 15, 2005 to over $5.40 at closing. In that case, there will be additional in-the-money options causing dilution to the merger consideration. However, (a) the aggregate value of the share consideration will be substantially higher as a result of the dramatic increase in the Company's stock price and (b) only an immaterial number of additional options will become in-the-money at $5.40. The Company's stock price will have to continue to increase substantially for the bulk of options to become in-the-money.

        Because the Company expects these and other scenarios that may negatively effect the minimum consideration to be unlikely or be immaterial, the Company has not included the table suggested.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        4. We note that you have incorporated certain filings by reference. Incorporation by reference of information required in a registration statement is only permitted when an item of the applicable form authorizes the incorporation. See Rule 411 under the Securities Act. Pursuant to Items 11 and 15 and Instruction B of Form S-4, information about the company being acquired may be incorporated by reference if such company meets the requirements of Form S-3. InteliData, however, does not appear to meet the requirements of Form S-3 because the aggregate market value of InteliData 's common stock held by non-affiliates is less than $75 million. Please revise your disclosure to include the information required pursuant to Item 17 of Form S-4.

        RESPONSE TO COMMENT NO. 4:

        InteliData, the company being acquired, meets the requirements of Form S-2. Accordingly, pursuant to Items 13 and 16 and Instruction B.1.b. of Form S-4, information regarding InteliData is incorporated by reference into the Form S-4. InteliData's Annual Report on Form 10-K, as amended, will accompany the Proxy Statement/Prospectus, and the Company has added a reference to that fact in the Letter to Stockholders of InteliData.

APPENDIX C -- FAIRNESS OPINION OF WACHOVIA SECURITIES

        5. We refer you to the third paragraph on page C-3. It is not appropriate to exclude the shareholders of InteliData and Corillian from the category of persons who are entitled to rely upon the opinion. As holders of securities being asked to vote and solicited by means of the proxy statement, the shareholders of each company may rely

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June 17, 2005
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upon the opinion and the summary thereof included in the proxy statement/
prospectus. The exception described in the second sentence is ambiguous and should be removed.

        RESPONSE TO COMMENT NO. 5:

        Appendix C, the Fairness Opinion of Wachovia Securities, has been revised to delete the exclusion of shareholders of InteliData and Corillian from the category of person entitled to rely on the opinion. Wachovia has added an additional clarification sentence to its opinion.

INTELIDATA TECHNOLOGIES CORPORATION
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004, AS AMENDED
ITEM 9A.  CONTROLS AND PROCEDURES

        6. We note your disclosure with respect to the material weaknesses that were identified by management. Please provide additional disclosure with respect to your material weaknesses. For example, you state that you have insufficient personnel resources and expertise resulting in your inability to resolve non-routine or complex accounting matters without stating how your resources or expertise are insufficient or specifying what non-routine or complex accounting matters you would have difficulty resolving. In addition, please discuss your plans as well as the actions you have taken, if any, to address your material weaknesses.

        RESPONSE TO COMMENT NO. 6 (PROVIDED BY INTELIDATA):

        InteliData believes that the disclosure in Item 9A (b) of Form 10-K, as amended, adequately describes the material weaknesses identified in management's assessment of internal control over financial reporting as of December 31, 2004, and meets the criteria in paragraphs 162 through 164 of the Public Company Accounting Oversight Board's Auditing Standard No. 2 - An Audit of Internal Control Over Financial Reporting Performed in Conjunction with An Audit of Financial Statements ("Auditing Standard No. 2"). The internal process that InteliData undertook to describe the material weaknesses was thorough (including consultation with its independent registered public accounting firm's national office) and focused on providing enough information so that a reader could understand the specific nature of the material weaknesses and the actual and potential effect of the material weaknesses on the presentation of InteliData's financial statements.

        The Staff has explicitly requested that InteliData provide more detail with respect to the "Selection and Application of Generally Accepted Accounting Principles" material

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June 17, 2005
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weakness. Management respectfully submits that the current disclosure includes a detailed description of the material weakness as well as a cross-reference to Notes 2 and 14 to the consolidated financial statements, which contain a thorough discussion of the misstatements that resulted from the inadequate resources and technical accounting expertise within the accounting function to resolve non-routine and complex accounting matters.

        Notwithstanding this view, InteliData recognizes that the provision of such reports by registrants is new and therefore is naturally an evolving disclosure area. For this reason, InteliData's management intends to clarify section (b) of Item 9A to its Form 10-K/A to provide additional language regarding the "Selection and Application of Generally Accepted Accounting Principles" and "Segregation of Duties" material weaknesses as set forth in Exhibit A to this letter. There have been no deletions, and additions are in italics.

        Due to the pending merger with Corillian and devoting its limited resources to consummating the merger, at this time InteliData has not devised a plan to address its material weaknesses. InteliData and Corillian are currently evaluating the material weaknesses as part of the merger integration activities. If the merger with Corillian is not consummated, InteliData's management will undertake to devise such plans and, if appropriate, report those plans in a future filing. InteliData intends to add a second paragraph to section (d) of
Item 9A with respect to management's plans to address material weaknesses as set forth in Exhibit A to this letter. Additions are in italics.

        7. With respect to InteliData's disclosure on any changes in its internal controls over financial reporting, InteliData states that other than the changes discussed previously in the Item, there was no change to internal controls. It does not appear, however, that the prior discussion contains any disclosure about any changes that occurred in InteliData's internal controls during the quarter ended December 31, 2004. Please advise.

        RESPONSE TO COMMENT NO. 7 (PROVIDED BY INTELIDATA):

        InteliData's interpretation of a change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting, included the identification of material weaknesses during the fourth quarter of 2004. However, InteliData understands that a material change has not been defined, which could result in differing views. Accordingly, since the Staff may have a different interpretation, InteliData intends to amend section (d) of Item 9A to its Form 10-K/A with respect to changes in its internal controls over financial reporting to
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June 17, 2005
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delete the phrase "except for the changes discussed above" in response to this comment as set forth in Exhibit A to this letter. There have been no additions, and deletions are struckthrough.

                                    * * * * *

        We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact Gwyn McAlpine at (503) 727-2091 or the undersigned at (503) 727-2048.

                                Very truly yours,

                                /s/ M. CHRISTOPHER HALL
                                    ----------------------
                                    M. Christopher Hall


Enclosures

cc (w/o enc.):   Erich J. Litch (Corillian Corporation)
                 Roy W. Tucker (Perkins Coie LLP)
                 David Carter (Hunton & Williams LLP)



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June 17, 2005
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                                   EXHIBIT A
                      INTELIDATA TECHNOLOGIES CORPORATION
       FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004, AS AMENDED
                        ITEM 9A. CONTROLS AND PROCEDURES

(b)     MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

SELECTION AND APPLICATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company's controls over the selection and application of generally accepted accounting principles are ineffective as a result of inadequate resources and technical accounting expertise within the accounting function to resolve non-routine or complex accounting matters. THE COMPANY'S THREE CERTIFIED PUBLIC ACCOUNTANTS DO NOT HAVE SPECIALIZED EXPERTISE IN TECHNICAL MATTERS SUCH AS LEASE ACCOUNTING AND LACK THE TECHNICAL SKILLS TO CORRECTLY INTERPRET AND APPLY ACCOUNTING PRONOUNCEMENTS TO NON-ROUTINE TRANSACTIONS OR COMPLEX TRANSACTIONS. THE INADEQUATE RESOURCES AND TECHNICAL ACCOUNTING EXPERTISE resulted in adjustments, which were material to the financial statements as of December 31, 2004. Such adjustments related to the accounting for lease transactions and warrants issued to purchase the Company's common stock and resulted in a restatement of the Company's consolidated financial statements; the details and magnitude of which are discussed in Note 2(n) and Note 14 (unaudited) to the consolidated financial statements and Item 6 - Selected Financial Data, originally filed on March 31, 2005, in the Annual Report on
Form 10-K

SEGREGATION OF DUTIES

        The Company did not design and implement controls related to the segregation of duties including a lack of segregation of duties between a preparer and reviewer of journal entries and a lack of segregation of duties in the Company's revenue and payroll processes. WITHIN THE REVENUE PROCESS, THERE IS LACK OF SEGREGATION OF DUTIES BETWEEN THE HANDLING OF CUSTOMER MASTER FILES, BILLING, AND ACCOUNTS RECEIVABLE. SIMILARLY, THE PAYROLL PROCESS IS HANDLED BY ONE INDIVIDUAL FROM THE INITIAL PREPARATION OF THE PAYROLL, TO THE RECEIPT AND APPROVAL OF THE PAYROLL. While these deficiencies did not result in a material misstatement of the financial statements, due to the potential pervasive effect on financial statement account balances and disclosures and the absence of other mitigating controls, management has concluded there is more than a remote likelihood that a material misstatement in our annual or interim financial statements could occur and would not be prevented or detected.

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June 17, 2005
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(d)    CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

        During the most recent fiscal quarter, EXCEPT FOR THE CHANGES DISCUSSED ABOVE, there has been no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. As described in (b) above, the Company has restated its consolidated financial statements for the years ended December 31, 2003 and 2002.

        DUE TO THE PENDING MERGER WITH CORILLIAN AND DEVOTING ITS LIMITED RESOURCES TO CONSUMMATING THE MERGER, AT THIS TIME INTELIDATA HAS NOT DEVISED A PLAN TO ADDRESS ITS MATERIAL WEAKNESSES. INTELIDATA AND CORILLIAN ARE CURRENTLY EVALUATING THE MATERIAL WEAKNESSES AS PART OF THE MERGER INTEGRATION ACTIVITIES. IF THE MERGER WITH CORILLIAN IS NOT CONSUMMATED, INTELIDATA'S MANAGEMENT WILL UNDERTAKE TO DEVISE SUCH PLANS AND, IF APPROPRIATE, REPORT THOSE PLANS IN A FUTURE FILING.